UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act of 1934

Electromed, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Minnesota	41-1732920
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

500 Sixth Avenue NW, New Prague, Minnesota	56071
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title Of Each Class To Be So Registered	Name of Each Exchange On Which Each Class Is To Be Registered
Common Stock, par value $0.01 per share	NYSE Amex LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.      Description of Registrant’s Securities to be Registered.

Electromed, Inc. (the “Company,” “we,” “our,” or “us”) is registering its common stock. The Company’s authorized capital stock consists of 15,000,000 shares stock, consisting of 13,000,000 shares of common stock and 2,000,000 shares of undesignated stock. The common stock has no par value, except for the purpose of taxes or fees based on par value, in which case it is equal to $0.01 per share. Our Articles of Incorporation permit us to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of common stock and to issue such stock without approval from our shareholders. The rights of holders of our common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, we could issue preferred stock to prevent a change in control of our company, depriving common shareholders of an opportunity to sell their stock at a price in excess of the prevailing market price.

The following summarizes important provisions of our capital stock and describes all material provisions of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by applicable provisions of law, including the Minnesota Business Corporation Act (“MBCA”).

Common Stock

No outstanding share of common stock is entitled to preference over any other share, and each share is equal to any other share in all respects. Holders of the common stock are entitled to one vote for each share held of record at each meeting of shareholders. In any distribution of capital assets, such as liquidation, whether voluntary or involuntary, holders of the common stock are entitled to receive pro rata the assets remaining after creditors have been paid in full and after payment of the liquidation preference of all classes and series of preferred stock outstanding. Holders of shares of common stock have no preemptive rights.

Undesignated Shares

The Board of Directors may by resolution and without shareholder approval establish from the undesignated shares different classes or series of shares (including classes or series of preferred stock), with such designations, voting power, preferences, rights qualifications, limitations, restrictions, dividends, time and prices of redemption, and conversion rights as the Board of Directors may establish. The issuance of such capital stock could adversely affect the rights and voting power of holders of common stock, entitle holders to greater liquidation preferences or Board representation than holders of our common stock or prevent or delay a change in control. No shares of preferred stock are currently outstanding.

Warrants

As of June 30, 2011, the Company had outstanding warrants that were issued to employees of the Company to purchase up to 374,800 shares of common stock, 205,900 of which were exercisable as of June 30, 2011 (the “Employee Warrants”). Of the outstanding Employee Warrants, the weighted-average exercise price per share was $3.52 with a weighted-average remaining contractual life of 6.02 years. Of the exercisable Employee Warrants, the weighted-average exercise price was $3.41 with a weighted-average remaining contractual life of 5.44 years.

In addition to the Employee Warrants, the Company issued warrants to purchase up to 190,000 shares of common stock to the underwriter of the Company’s common stock in connection with its initial public offering and the exercise of the over-allotment by the Company’s underwriter (the “Underwriter Warrants”). The Underwriter Warrants became exercisable in August 2011 and expire in August 2015. The exercise price for the Underwriter Warrants is $4.80 per share.

Anti-Takeover Provisions

Several provisions of the MBCA and our Articles of Incorporation and Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest; and the removal of incumbent officers and directors.

Issuance of Preferred Stock

Under the terms of our Articles of Incorporation, all authorized and unissued shares of our capital stock are subject to redesignation by the Board of Directors. Our Board of Directors has the authority to establish the terms of authorized shares and issue such shares in one or more classes or series of preferred or other capital stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Prohibitions on Business Combinations

Minnesota law prohibits certain “business combinations” between a Minnesota corporation with at least 100 shareholders, or a publicly-held corporation that has at least 50 shareholders, and an “interested shareholder” for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An “interested shareholder” is generally defined to include a person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation. The MBCA also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation, starting at 20%, from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder. Minnesota law provides that during any tender offer a publicly-held corporation may not enter into or amend an agreement, whether or not subject to contingencies, that increases the current or future compensation of any officer or director. In addition, under Minnesota law, a publicly-held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than the market value of the shares unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted. We have not opted out of these provisions.

Election and Removal of Directors

Our Articles of Incorporation do not provide for cumulative voting in the election of directors. The MBCA also provides that directors elected by our shareholders may be removed only upon the affirmative vote of the holders of at least a majority of the outstanding shares of our common stock entitled to vote for such directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Restriction on Control Share Acquisitions

The MBCA contains a control share acquisition statute that requires disinterested shareholder approval for certain transactions. The control share acquisition statute applies only if: the person acquiring the shares is an “acquiring person” which is a person (whether an individual or an entity) who acquires, owns or votes the “issuing public corporation’s” stock; the acquisition constitutes a “control share acquisition” which occurs when the “acquiring person’s” ownership exceeds certain designated percentages; and the shares acquired are shares of any “issuing public corporation” which is a corporation organized under the laws of the state of Minnesota which has at least 100 shareholders of record, or public reporting corporation which has at least 50 shareholders of record.

The Minnesota control share acquisition statute applies unless the “issuing public corporation” opts out of the statute in its articles of incorporation or bylaws which are approved by its shareholders. We have not opted out of such provisions. Under Minnesota law, a “control share acquisition” does not include, among other things, the following: an acquisition under Minnesota Statutes relating to mergers, statutory share exchanges and sales of substantially all assets if the issuing public corporation is a party to the transaction; an acquisition from the issuing public corporation; and an acquisition pursuant to a cash offer for all of the issuing corporation’s voting stock which has been approved by a majority vote of the members of a committee comprised of all of the disinterested members of the Board of Directors which was formed prior to the commencement or public announcement of the intent to commence, of the tender offer and pursuant to which the acquiring persons will become the owner of over 50% of the voting stock of the “issuing public corporation” outstanding at the time of the transaction.

NYSE Amex LLC Listing

We have applied for listing of our common stock on the NYSE Amex LLC under the symbol ELMD.

Registrar and Transfer Agent

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

Item 2.      Exhibits.

Not applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 29, 2011

Electromed, Inc.

/s/ Robert D. Hansen
Robert D. Hansen Chairman and Chief Executive Officer